WATER has many faces



BWT – The Water Company



2008

SHAREHOLDER INFORMATION for the 1st quarter

BWT
BEST WATER TECHNOLOGY

BWT sees 11% increase in revenue and lower margins in Q1

The BWT (Best Water Technology) Group – the European market leader in water treatment – continued its double-digit percentage revenue growth in Q1. However, margin pressure, an unfavorable product mix and the non-recurrence of a special income item in Q1 2007 have led to a decline in income when compared to the same quarter of the previous year.

BUSINESS PERFORMANCE in Q1

Consolidated revenues: € 99.0 million and up 11% year-on-year

In the first three months of the year, the BWT Group consolidated revenue grew by 11.0% from € 89.2 million to € 99.0 million. All business segments contributed to this growth in revenues:

Segment in € 1000's	1st quarter 2008	1st quarter 2007	+ / – %
Austria / Germany	38,325	35,599	+7.7%
France / Benelux	24,459	23,840	+2.6%
Scandinavia	11,080	9,455	+17.2%
Italy / Spain	9,483	8,316	+14.0%
Switzerland / Others	15,632	11,999	+30.3%
BWT Group	98,979	89,209	+11.0%

Growth in the Austria / Germany segment is chiefly due to an increase in the commercial, respectively building business. France / Benelux, with 2.6% growth in revenue, is below the Group average. The Scandinavian HOH Group achieved a revenue boost of 17.2% in the first quarter. Development in Norway and Finland as well as the positive service business in Denmark are the main reasons for this pleasing increase. Along with Germany, the Italy / Spain segment benefited from positive commercial business. The recently established Point-of-Use business, "BWT water & more" filters for coffee machines also made above-average contributions to revenue, in comparison to previous quarters. Strong business in Poland and the Czech Republic, as well as the higher-than-average growth in the Service segment in Switzerland resulted in a revenue climb of more than 30% in the Switzerland / Others segment.

The Point-of-Entry business rose by 11.8% in total in the first three months, chiefly due to above-average growth in building technology. Point-of-Use revenue jumped by 57% thanks to a considerable growth in revenue in the "BWT water & more" coffee machine filters as well as in the water dispenser business. The Service business amounted to 20.3% of Group revenues in Q1 2008, a growth of 3%.

As of the end of March 2008, the BWT Group's orders on hand amounted to € 68.8 million, a rise of 5.7% compared to the € 65.1 million for the same period in the previous year.

EBIT: € 8.1 million and down 9.1% year-on-year

An unfavorable product mix along with higher raw material prices and the market launch of the Point-of-Use program had a negative impact on the BWT Group's EBIT for the first quarter of 2008. Apart from this, operating profit in the previous year benefited from a special income item worth € 0.8 million, which was due to the successful recovery of a receivable which had been written down.

In Q1 2008, the BWT Group's EBIT, at € 8.1 million, was 9.1% lower than the previous year's € 9.0 million. The individual business segments performed as follows:

Segment in € 1000's	1st quarter 2008	1st quarter 2007	+ / - %
Austria / Germany	1,523	2,958	-48.5%
France / Benelux	1,889	1,585	+19.2%
Scandinavia	1,558	1,078	+44.5%
Italy / Spain	1,520	1,528	-0.5%
Switzerland / Others	1,655	1,808	-8.5%
BWT Group	8,145	8,957	-9.1%

In the first three months of fiscal year 2008, the cost of materials including changes in inventories grew from 37.9% of revenue to 39.6%, reflecting the change in the product mix as well as the higher cost of commodities. Staff costs rose by 7.6% to € 31.8 million. Depreciation and amortization expense on non-current assets increased by 17% to € 2.5 million, specifically due to higher investments in the last year and a half in production facilities in the Point-of-Use business. Other operating income declined due to the elimination of a special income item from a recovered receivable and other operating expenses rose by 12.8% to € 18.8 million.

Net finance costs were negatively impacted by a total of € 0.4 million because of lower income from equity investments and because of higher interest expenses. Due to higher working capital, net debts also grew again. In addition, the interest rate also rose significantly year-on-year.

Following the first quarter, net profit before taxes amounted to € 7.6 million, 13.4% below that of the previous year's € 8.8 million. The more favorable Group tax rate (25.8% compared to 28.1% in the previous year) enabled part of the drop in revenue to be offset.

Net profit for the period of € 5.6 million meant a decline of 10.6% compared to the previous year (€ 6.3 million). Minority interests do not have a significant impact on net profit. Net profit for the period excluding minority interests amounted to € 5.7 million compared to € 6.4 million in the previous year. With an unchanged number of shares, earnings per share were € 0.32 compared to € 0.36 in the previous year.

Net attributable profit: € 5.7 million and down 10.8% year-on-year

Because of higher depreciation, part of the drop in profit was offset in the cash flow from profit which declined only slightly from € 8.5 million to € 8.2 million. The continued establishment of stock in hand for the Point-of-Use business, increased customer demands due to the increase in revenue and declining trade payables all led to a significant increase in working capital in the first quarter of 2008. For this reason, the cash flow from operating activities dropped from € -3.5 million to € -8.5 million.

Cash flow from profit: € 8.2 million (previous year: € 8.5 million)

Cash flow from operating activities: € -8.5 million (previous year: € -3.5 million)

Net debt rose by € 9.4 million to € 40.8 million compared to March 31 of the previous year and by € 14.3 million compared to year end 2007 (€ 26.5 million). Thus, gearing amounted to 30.0% in comparison with 27.1% from the same time period of the previous year and 20.4% from December 31, 2007. The BWT Group's equity ratio is still at a high level at 44.9% of total assets versus 45.2% as at December 31, 2007 and significantly better than March 31, 2007 (42.5%).

Equity: 44.9% of total assets (previous year: 42.5%)

Gearing: 30.0% (previous year: 27.1%)

Investments in noncurrent assets: € 6.8 million (previous year: € 3.5 million)

In Q1 2008, the BWT Group invested a total of € 6.8 million in noncurrent assets, € 4.3 million more than in the previous year. As before, the main investment projects relate to the establishment and expansion of the Point-of-Use business. Further, the standard product business of Christ Holland was acquired in an asset deal.

Employee count as of March 31: 2,352 (previous year: 2,221)

As of the balance date on March 31, the BWT Group employee count grew from 2,221 in 2007 to 2,352. The Point-of-Use business is chiefly responsible for this increase.

OUTLOOK

The disproportionately low change in earnings in relation to revenues, indicated by the Management Board in the guidance for 2008, was confirmed in the first quarter of 2008. In the short term, we do not expect a change in this trend for the rest of 2008 and therefore confirm the earnings expectations for the whole of fiscal year 2008 of € 425 million in consolidated revenue and € 27 million in net profit.

The continued strengthening of the Point-of-Use business, concentration on the brand policy "BWT – The Water Company", optimizing the Group structure through the establishment of larger operating units and an increased focus on the cash flow make up the BWT management's central objectives.

Mondsee, May 2008

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

I. BWT Group: Consolidated income statement for Q1

in € 1000's (unaudited)	1st quarter 2008 Amount	%	1st quarter 2007 Amount	%
SALES	98,978.5	100.0	89,208.8	100.0
Other operating income	1,125.5	1.1	1,640.1	1.8
Changes in inventory of finished and unfinished products	740.8	0.7	221.9	0.2
Other capitalised labour, overheads and material	330.8	0.3	275.0	0.3
Materials and purchased services	-39,930.7	-40.3	-34,037.4	-38.2
Personnel costs	-31,750.0	-32.1	-29,506.5	-33.1
Depreciation	-2,521.6	-2.5	-2,155.5	-2.4
Other operating expenses	-18,828.2	-19.0	-16,689.8	-18.7
RESULT FROM OPERATING ACTIVITIES	8,145.1	8.2	8,956.6	10.0
Financial income	182.4	0.2	324.8	0.4
Financial expenses	-720.9	-0.7	-495.4	-0.6
EARNINGS BEFORE TAX	7,606.6	7.7	8,786.0	9.8
Taxes on income	-1,960.0	-2.0	-2,470.4	-2.8
NET PROFIT FOR THE PERIOD	5,646.6	5.7	6,315.6	7.1
of which to:				
Minority shares	-50.1	-0.1	-68.2	-0.1
Shareholders of the parent company	5,696.7	5.8	6,383.8	7.2
Earnings per share (in €):				
undiluted = diluted		0.32		0.36
Number of shares issued		17,833,500		17,833,500

II. Consolidated balance sheet as at March 31, 2008

in € 1000's	As at 31.03.2008 unaudited	As at 31.12.2007 audited
ASSETS		
Goodwill	30,415.8	28,315.8
Other intangible assets	15,850.4	16,533.8
Tangible assets	61,964.9	59,103.8
Financial assets	7,005.8	7,257.8
Trade receivables	235.4	230.9
Receivables from companies with which a participation is held	129.6	129.6
Other receivables from third parties	606.0	370.4
Deferred tax claims	4,381.5	4,279.4
Long-term assets	120,589.4	116,221.5
Inventories	65,756.5	60,243.9
Trade receivables	85,191.6	76,763.4
Receivables from long-term orders	9,407.5	9,072.2
Receivables from companies with which a participation is held	132.2	278.7
Income tax reimbursement claims	2,680.1	2,649.9
Other receivables from third parties	7,569.2	5,945.6
Liquid funds	11,174.6	15,372.6
Current assets	181,911.7	170,326.3
TOTAL ASSETS	302,501.1	286,547.8

in € 1000's	As at 31.03.2008 unaudited	As at 31.12.2007 audited
EQUITY AND LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	101,163.2	95,476.5
Other reserves	-430.7	-1,120.1
	135,661.8	129,285.7
Minority interests	304.8	347.4
Equity	135,966.6	129,633.1
Provisions for social overhead capital	23,987.0	24,006.9
Deferred tax liabilities	4,984.1	4,929.2
Other provisions	1,579.5	1,514.8
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	9,916.7	10,275.7
Other liabilities	1,017.6	997.7
Long-term liabilities	58,484.9	58,724.3
Current tax liabilities	4,577.8	3,443.5
Other provisions	19,911.5	18,925.5
Interest-bearing financial liabilities	25,042.6	14,548.4
Trade payables	31,938.4	33,401.1
Liabilities to companies with which a participation is held	1,825.2	2,364.5
Other liabilities	24,754.1	25,507.4
Short-term liabilities	108,049.6	98,190.4
TOTAL EQUITY AND LIABILITIES	302,501.1	286,547.8

III. Group cash flow

in € 1000's (unaudited)	1st quarter 2008	1st quarter 2007
Liquid funds as of 1 January	15,372.6	14,223.4
Cash flow from result	8,209.4	8,528.9
+/- Changes in working capital	-16,685.8	-11,981.8
Cash flow from operating activities	-8,476.4	-3,452.9
Cash flow from investment activities	-6,543.7	-3,034.2
Cash flow from financing activities	10,135.2	5,451.3
Other (currency changes etc.)	686.9	-129.5
Liquid funds as of 31 March	11,174.6	13,058.1

IV. Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserve	Sub-total	Minority shares	Total
As of 31 December 2007	17,833.5	17,095.8	95,476.5	-1,120.1	129,285.7	347.4	129,633.1
Net attributable profit	0.0	0.0	5,696.7	0.0	5,696.7	-50.1	5,646.6
Currency translation	0.0	0.0	0.0	689.4	689.4	-2.5	686.9
Result for the entire period	0.0	0.0	5,696.7	689.4	6,386.1	-52.6	6,333.5
Change in minorities	0.0	0.0	-10.0	0.0	-10.0	10.0	0.0
As of 31 March 2008	17,833.5	17,095.8	101,163.2	-430.7	135,661.8	304.8	135,966.6

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserve	Sub-total	Minority shares	Total
As of 31 December 2006	17,833.5	17,095.8	74,659.1	-1,083.0	108,505.4	698.4	109,203.8
Net attributable profit	0.0	0.0	6,383.8	0.0	6,383.8	-68.2	6,315.6
Currency translation	0.0	0.0	0.0	-129.5	-129.5	0.0	-129.5
Result for the entire period	0.0	0.0	6,383.8	-129.5	6,254.3	-68.2	6,186.1
As of 31 March 2007	17,833.5	17,095.8	81,042.9	-1,212.5	114,759.7	630.2	115,389.9

V. Notes to the interim consolidated financial statements as of March 31, 2008

1. General explanations and principles

These interim consolidated financial statements of BWT Aktiengesellschaft, headquartered in Austria, 5310 Mondsee, Walter-Simmer-Strasse 4, were prepared in accordance with the principles of the International Financial Reporting Standards, the provisions for interim financial statements (IAS 34) under the supervision of the Management Board and released for publication by Management Board resolution of May 2, 2008.

The interim consolidated financial statements do not include all the information required in the consolidated annual financial statements. Therefore, the interim financial statements should be read in conjunction with the latest consolidated annual financial statements dated December 31, 2007, to which reference is made, particularly in relation to the use of the same accounting policies.

The number of companies in the consolidated Group has not changed when compared to that of December 31, 2007 – a new subsidiary was established in Holland and a real estate company in Switzerland was merged.

2. Seasonality of the business

Shifts in the product mix as well as the introduction of new products and first-time consolidation following acquisitions may lead to fluctuations in the period distribution of revenues and earnings.

3. Dividend payments

A dividend distribution of € 0.38 per share will be proposed to the upcoming Annual General Meeting on May 20, 2008, for resolution. In the previous year, payment amounted to € 5,350,050 (€ 0.35 per share).

4. Other operating income

Other operating income is broken down as follows:

in € 1000's, 1.1. – 31.3. (unaudited)	2008	2007
Earnings from disposal of property, plant and equipment	9.0	25.9
Rental and lease income and income from licensing	90.4	110.3
Proceeds from the reversal of provisions	55.2	5.7
Proceeds from bonus and fee and commission agreements	137.1	113.5
Other	833,8	1,384.7
TOTAL	1,125.5	1,640.1

Other income relates mainly to proceeds from the further settlement of transport costs and administration services. Other income for the quarter ended March 2007 includes proceeds from recovered receivables on which bad debt allowances had been charged worth € 828.0 thousand.

5. Financial result

in € 1000's, 1.1. – 31.3. (unaudited)	2008	2007
Income from equity investments	93,8	262,0
Income from other securities	0,3	0,7
Other interest and similar income	88,3	62,1
Financial income	182,4	324,8
Interest and similar expenses	-720,9	-495,4
Financial expenses	-720,9	-495,4

6. Taxes on income

in € 1000's, 1.1. – 31.3. (unaudited)	2008	2007
Corporate income tax for the period	-1,986.6	-1,920.4
Corporate income tax for previous years	-20.7	0.0
Changes in deferred taxes	47.3	-550.0
TOTAL	-1,960.0	-2,470.4

7. Segment reporting

1.1. - 31.3.2008 in € 1000's	Austria / Germany	France / Benelux	Scandinavia	Italy / Spain	Switzerland / Others	Elimination	Overall total
External revenue	38,324.8	24,458.5	11,080.1	9,483.4	15,631.7	0,0	98,978.5
Internal revenue	3,211.6	1,059.9	74.9	1.2	278.1	-4,625.7	0.0
Total	41,536.4	25,518.4	11,155.0	9,484.6	15,909.8	-4,625.7	98,978.5
Segment result (EBIT)	1,522.8	1,889.7	1,558.1	1,519.8	1,654.7	0,0	8,145.1
Net finance costs							-538.5
Income taxes							-1,960.0
Minority interests							50.1
Net profit attributable to shareholders of the parent company							5,696.7

1.1. - 31.3.2007 in € 1000's	Austria / Germany	France / Benelux	Scandinavia	Italy / Spain	Switzerland / Others	Elimination	Overall total
External revenue	35.599,1	23.840,5	9.454,8	8.315,9	11.998,5	0,0	89.208,8
Internal revenue	3.283,2	1.146,2	65,6	10,7	283,6	-4.789,3	0,0
Total	38.882,3	24.986,7	9.520,4	8.326,6	12.282,1	-4.789,3	89.208,8
Segment result (EBIT)	2.958,4	1.584,5	1.078,4	1.527,8	1.807,5	0,0	8.956,6
Net finance costs							-170,6
Income taxes							-2.470,4
Minority interests							68,2
Net profit attributable to shareholders of the parent company							6.383,8

8. Noncurrent assets

In the first three months of the 2008 fiscal year, the BWT Group invested a total of € 6,848.0 thousand (previous year: € 2,508.2 thousand) in property, plant and equipment and intangible assets, and € 1.4 thousand (previous year: € 988.4 thousand) in financial assets.

Asset disposals with a residual carrying amount of € 602.1 thousand (previous year: € 436.3 thousand) led to gains of € 3.6 thousand (previous year: € 25.9 thousand).

9. Financing activities

Interest-bearing financial liabilities increased by € 10,135.2 thousand in the first three months. This is attributable to the increased need for working capital as well as a rise in investment activities. As a rule, a higher need for working capital can be noticed in the first few months of the fiscal year. The chief source of financing was short-term bank lines.

10. Other liabilities and uncertain obligations

The Company has assumed the following liabilities and guarantees:

in € 1000's (unaudited)	31.3.2008	31.12.2007
Liabilities, guarantees	12,375.1	13,767.2
Bills	451.9	460.6
	12,827.0	14,227.8

The liabilities and guarantees include liabilities of € 314.2 thousand (December 31, 2007: € 484.0 thousand) for subsidiaries of the CHRIST Group, for which BWT AG received releases from liability on the part of CHRIST WATER TECHNOLOGY AG, Mondsee.

The BWT Group is due to construct a new center for water technology near Budapest. The center will be home to BWT and CHRIST companies, as well as external companies. For this reason, BWT AG has concluded a long-term operating lease with total investments of around € 7,500 thousand and a term of 15 years.

11. Derivative financial instruments

In order to hedge the risk of the interest rate changes, the BWT Group concluded the following derivatives:

31.3.2008 (unaudited)	Nominal amount in € 1000's	Market value in € 1000's
Interest rate swap 1999 – 2009	17,000.0	470.9
Interest rate swap 1999 – 2009	17,000.0	175.6
Interest rate swap 2006 – 2008	1,200.0	-7.4
Interest rate swap 2007 – 2009	17,000.0	-83.6

31.3.2008 (unaudited)	Currency	Nominal amount	Market value in € 1000's
Swaption sales 2006 – 2013	EUR thou.	3,600.0	-27.5

In order to hedge currency risks, the following currency forwards contracts were concluded by the BWT Group:

31.3.2008 (unaudited)	Currency	Nominal amount	Market value in € 1000's
Forward sales USD against DKK	USD thou.	250.9	11.2
Forward purchases USD against EUR	USD thou.	740.0	-14.3
Forward purchases USD against CHF	USD thou.	176.0	0.0

12. Related party disclosures

Due to the fact that the main shareholders of BWT Aktiengesellschaft are also shareholders of CHRIST WATER TECHNOLOGY AG, also listed on the Vienna stock exchange, trade relationships between the BWT Group and the CHRIST Group are to be regarded as transactions with related parties.

In the first three months of 2008, companies in the CHRIST Group supplied companies in the BWT Group with materials to the value of € 622.7 thousand (previous year: € 714.0 thousand) and services worth € 272.4 thousand (previous year: € 141.0 thousand). Conversely, the deliveries and services provided by the BWT Group to the CHRIST Group amounted to € 2,619.6 thousand (previous year: € 2,309.9 thousand) during the same period. Of this figure, € 2,136.8 thousand (previous year: € 1,973.2 thousand) related to Christ Aqua AG deliveries for the CHRIST Group. As of the balance sheet date for the interim financial statements (March 31, 2008), the BWT Group had receivables from the CHRIST Group of € 3,214.0 thousand (previous year: € 3,007.3 thousand) and liabilities of € 2,722.2 thousand (previous year: € 614.1 thousand). Of the liabilities due to the CHRIST Group, € 1,800.0 thousand relate to the acquisition of the standard product business from CHRIST in the Netherlands in an asset deal.

Andreas Weissenbacher, Chairman of the BWT AG Management Board, is a managing director of Aqua Engineering GmbH which belongs to the CHRIST Group.

The Anna International Ltd. management have provided the Company with a subordinated loan to the amount of € 1,500.0 thousand. As of March 31, 2008, € 1,050.0 thousand had been used.

13. Other disclosures

Significant events after the balance sheet date

On April 8, 2008, the Management Board decided to exercise the share buyback authorization issued by the Annual General Meeting on May 24, 2007. The intention is to buy back up to 10% of the BWT AG share capital for a price of between € 25.00 and € 30.00 per share. The buyback program is due to end on May 20, 2008 – for more information regarding the buyback program, please refer to our homepage.

Mandatory information about waiving an inspection by an auditor

These interim consolidated financial statements have neither been audited nor inspected by an auditing company.

Declaration of the Management Board pursuant to Article 87 of the Börsegesetz (BörseG – Austrian Stock Exchange Act)

The undersigned Management Board members hereby declare that, to the best of their knowledge, these interim financial statements, prepared in accordance with the International Financial Reporting Standards (IFRS), in particular IAS 34 (Interim Reporting), present as true and fair a view as possible of the net assets, financial position and results of operations of the BWT Group.

Mondsee, May 2, 2008

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Financial Calendar 2008:

Annual General Meeting 2008	20 May 2008
Share trades ex-dividend	28 May 2008
Dividend payment day	2 June 2008
H1 2008 report	8 August 2008
Q3 2008 report	14 November 2008

Information and Inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Strasse 4
Tel. +43/6232/5011-1113
Fax +43/6232/5011-1019
E-mail: investor.relations@bwt-group.com

www.bwt-group.com

END